Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

May 24, 2021

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filing for Eaton Vance Senior Income Trust (the “Fund”) (File No: 811-09013)

Dear Ms. Lithotomos,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on May 20, 2021 in connection with your review of the Fund’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on May 13, 2021 (Accession No. 0000940394-21-000979). We have reproduced each comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in the Fund’s definitive proxy statement, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	In “In addition to calling the Meeting, what actions has the Board taken since the Original Meeting?” please disclose how the tender offers, which are conditioned on approval of Proposal 1, benefit or may benefit Fund shareholders.

Response: The following disclosure will be added to the definitive proxy statement as the first sentence of the third paragraph under “In addition to calling the Meeting, what actions has the Board taken since the Original Meeting?”:

If triggered, the Tender Offer and any Subsequent Tender Offer is designed to provide Fund shareholders with an opportunity for liquidity at a relatively narrow discount to net asset value (“NAV”).

2.	Please inform the Staff supplementally whether the conditional tender offers are disclosed in an effort to induce shareholders to vote in favor of the Fund’s new investment advisory agreement with Eaton Vance Management (the “New Agreement”).

Response: Fund shareholders may be willing to vote in favor of the New Agreement in light of the conditional tender offers, which were designed to provide options beneficial to Fund shareholders. The tender offer disclosure is also included to ensure that shareholders have received all material information relating to Proposal 1. The tender offer disclosure provides relevant background regarding Board actions that have occurred since the Original Meeting.

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3.	On page 4 of the Preliminary Proxy Statement under “Subsequent Conditional Tender Offers.” please revise the sentence beginning “Each Subsequent Tender Offer will provide shareholders with the opportunity” to clarify that the Subsequent Tender Offers are conditioned on the Fund’s shares trading at a 10% discount to NAV over a certain period.

Response: The Fund has clarified the disclosure as follows:

Subsequent Conditional Tender Offers. Since the Original Meeting, the Board has also authorized the Fund to conduct up to three additional future conditional cash tender offers (each a “Subsequent Tender Offer”) subject to the following terms: (i) in calendar year 2022, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding Common Shares prior to December 31, 2022 if the average discount to the Fund’s NAV from January 2022 through August 2022 exceeds 10% based on volume-weighted average market price and NAV on business days during the period; (ii) in calendar year 2023, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding Common Shares prior to December 31, 2023 if the average discount to the Fund’s NAV from January 2023 through August 2023 exceeds 10% based on volume-weighted average market price and NAV on business days during the period; and (iii) in calendar year 2024, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding Common Shares prior to December 31, 2024 if the average discount to the Fund’s NAV from January 2024 through August 2024 exceeds 10% based on volume-weighted average market price and NAV on business days during the period. ~~Each~~If these conditions are met for a particular Subsequent Tender Offer, such Subsequent Tender Offer will provide shareholders with the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of regular trading on the NYSE on the date the applicable Subsequent Tender Offer expires. Additional terms and conditions of a Subsequent Tender Offer will be set forth in the associated Fund offering materials and additional press releases, as applicable. If the number of Common Shares tendered in a Subsequent Tender Offer exceeds the maximum amount of the Subsequent Tender Offer, the Fund will purchase Common Shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered Common Shares in a Subsequent Tender Offer. Eaton Vance has agreed to bear the costs of any Subsequent Tender Offer.

4.	Please explain the Fund’s rationale for including the Board considerations regarding Proposal 1 as an appendix to the Preliminary Proxy Statement as opposed to in the body of the Preliminary Proxy Statement.

Response: Including the Board considerations as an appendix to the Preliminary Proxy Statement was a formatting preference given the length of such considerations in relation to the Preliminary Proxy Statement as a whole.

5.	With respect to “Quorum and Methods of Tabulation” on page 9, please revise the disclosure to reflect that broker non-votes should not be counted for purposes of quorum for meetings that relate solely to non-routine matters. The SEC does not consider investment advisory agreement approvals to be a routine matter.

Response: As previously disclosed, the Registrant does not expect to receive broker non-votes in connection with the Proposal. As such, the Registrant has revised the disclosure as follows:

Quorum and Methods of Tabulation. A quorum with respect to the Meeting requires the presence, in person or by proxy, of a majority of the outstanding shares of the Fund entitled to vote. All shares that are voted and votes to abstain will be counted towards establishing a quorum~~, as will any broker non-votes~~. Accordingly, abstentions, which will be treated as shares that are present at the Meeting but which have not been voted, will assist the Fund in obtaining a quorum. Abstentions ~~and broker non-votes (shares for which a broker returns a proxy but for which the beneficial owner has not voted and the broker holding the shares does not have discretionary authority to vote on the particular matter)~~ will have the effect of a negative vote on the Proposal. Please note that broker non-votes are not expected with respect to the Proposal because brokers are required to receive instructions from the beneficial owners or persons entitled to vote in order to submit proxies for the Meeting.

6.	Please confirm that any blank or bracketed sections in the Preliminary Proxy Statement will be completed.

Response: The Fund confirms that all blank or bracketed sections will be completed.

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7.	Pursuant to Rule 14a-4, the Staff believes that adjournments to seek a favorable shareholder vote require a vote and a proposal line item on the proxy card. Please explain supplementally why the Fund’s proxy card does not include a proposal line item regarding adjournment of the Fund’s special meeting.

Response: Rule 14a-4(a)(3) under the 1934 Act requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made … to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Fund submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the Meeting. Instead, the Fund believes that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Fund respectfully declines to add a proposal line item regarding adjournment to the proxy cards.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

                                                              Very truly yours,

                                                             /s/ Jill R. Damon

                                                             Jill R. Damon, Esq.

                                                             Vice President

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